Dynabazaar, Inc.
888 Seventh Avenue
New York, New York 10019

June 7, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Dynabazaar, Inc. Registration Statement on Form S-4 File No. 333-143501

Ladies and Gentlemen:

        Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), application is hereby made by Dynabazaar, Inc., a Delaware corporation (“Dynabazaar”), to withdraw its registration statement on Form S-4 (File No. 333-143501), including all exhibits thereto (the “Registration Statement”).

        The Registration Statement, which was initially filed with the Securities and Exchange Commission (the “Commission”) by Dynabazaar on June 4, 2007, relates to a proposed merger involving L Q Corporation, Inc. (“L Q Corporation”), in which L Q Corporation stockholders are to receive newly issued shares of Dynabazaar’s common stock.

        Due to a filing error, the Registration Statement was mistakenly filed using the EDGAR filing codes for both Dynabazaar and L Q Corporation, instead of using only Dynabazaar’s EDGAR filing codes. Because of the filing error and the fact that L Q Corporation is not issuing or registering any securities, Dynabazaar believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act. Following the filing of this withdrawal letter, Dynabazaar will file a new Form S-4 with the Commission using the proper EDGAR filing codes.

        The Commission has not declared the Registration Statement effective, and no securities have been sold pursuant to the Registration Statement.

Securities and Exchange Commission
June 7, 2007

        Dynabazaar respectfully requests that the Commission (i) grant this application for withdrawal of the Registration Statement and (ii) issue an order to be included in the file for the Registration Statement to the effect that the Registration Statement has been withdrawn upon request of Dynabazaar, with the Commission consenting thereto. Dynabazaar further requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use in accordance with Rule 457(p) of the Securities Act.

Very truly yours, DYNABAZAAR, INC. By: /s/ Sebastian E. Cassetta Name: Sebastian E. Cassetta Title: President and Chief Executive Officer